Mail Stop 4561

November 5, 2009

Paul Roszel, President and CEO
RecycleNet Corporation
175 East 400 South, Suite 900
Salt Lake City, Utah 84111

> **Re:** **RecycleNet Corporation**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed November 3, 2009**
> **File No. 000-30550**

Dear Mr. Roszel:

We have completed our review of your filing and have no further comments at this time on the specific issues raised.

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc: Via Facsimile (801) 524-1098
        Steven L. Taylor, Esq.
        Steven L. Taylor, PC